# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Broadband Corporation, CIK 0001611983
CUSIP: 530307503
Title of class of securities: Series A Cumulative Redeemable Preferred Stock
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0000905853
Persons authorized to receive notices and communications: Ronald A. Duncan, 2550 Denali Street, Suite 1000, Anchorage, Alaska (AK), 99503, 907-868-5600

## Reporting persons
- Ronald A. Duncan (CIK 0000905853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Preferred Stock
Name of issuer: Liberty Broadband Corporation
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment:
This statement on Schedule 13D relates to the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Liberty Broadband Corporation, a Delaware corporation (now known as Fusion Merger Sub 1, LLC, the "Issuer" or "Liberty Broadband"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person, Mr. Ronald A. Duncan ("Mr. Duncan" or the "Reporting Person"), on December 23, 2020 (the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the "Statement"). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Preferred Stock.

## Item 2. Identity and Background
Name of person filing: Ronald A. Duncan
Residence or business address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503
Present principal occupation or employment: President and Chief Executive Officer of Liberty Capital Corporation.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been charged or convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: USA

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As previously disclosed by the Issuer, on November 12, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Charter Communications, Inc. ("Charter"), Fusion Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Charter ("Merger LLC"), and Fusion Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of Merger LLC ("Merger Sub"), whereby, subject to the terms thereof, (i) Merger Sub would merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as the surviving corporation and a wholly owned subsidiary of Merger LLC, and (ii) the Merger would be immediately followed by a merger of the Issuer, as such surviving corporation, with and into Merger LLC (the "Upstream Merger", and together with the Merger, the "Combination"), with Merger LLC surviving the Upstream Merger as the surviving company and a wholly owned subsidiary of Charter.

On August 19, 2026, the transactions contemplated by Merger Agreement, including the Combination, were completed, and each share of Preferred Stock was automatically converted into one validly issued, fully paid and nonassessable share of Charter's newly issued Series A cumulative redeemable preferred stock, par value $0.001 per share, and accordingly, as a result of the completion of the Merger, the Reporting Person disposed of all of the shares of Preferred Stock beneficially owned by the Reporting Person and ceased to be the beneficial owner of any shares of Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 19, 2026, following the completion of the Merger, the Reporting Person beneficially owns zero shares of Preferred Stock.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment (including with respect to the completion of the Combination disclosed in item 4 hereof), the Reporting Person has not effected any transactions with respect to the Preferred Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 19, 2026, following the completion of the Merger, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Preferred Stock.

## Signatures
- Ronald A. Duncan: /s/ Ronald A. Duncan, Ronald A. Duncan (08/20/2026)